Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus and Prospectus Supplement of Avinger, Inc. for the registration of its common stock, preferred stock,  depositary shares, warrants, debt securities, subscription rights and units and to the incorporation by reference therein of our report dated March 27, 2015, with respect to the financial statements and schedule of Avinger, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
February 1, 2016